Exhibit 99.1

Change of Directors

London: Monday,  January 16, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces with effect from February  1, 2017,  Mr Paul Rutherford Carter has been appointed as Senior Independent Non-Executive Director and member of the Audit Committee, Remuneration Committee and Technical Committee of Chi-Med; and Mr Shigeru Endo tendered his resignation as Non-executive Director and Mr Christopher Nash tendered his resignation as Senior Independent Non-executive Director and member of Audit Committee and Remuneration Committee effective on the same date.

Mr Carter, aged 56, has more than 25 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as Executive Vice President, Commercial Operations. In this role Mr Carter headed the worldwide commercial organisation responsible for the launch and commercialisation of all of Gilead’s products. Prior to joining Gilead, he spent 14 years with GlaxoSmithKline PLC (GSK) and its group companies, with the last position as a Regional Head of the International business in Asia.

Mr Carter is currently a director of Alder Biopharmaceuticals, Inc. He was previously a director of Gilead Sciences Ltd, Gilead Sciences International Ltd. and Gilead Sciences Europe Ltd. within the past five years.

Mr Carter holds a degree in Business Studies from the Ealing School of Business and Management (now merged into University of West London) and is a Fellow of the Chartered Institute of Management Accountants in the UK.

He does not have any shareholdings in Chi-Med. Save for the information disclosed above, there is no other information in relation to Mr Carter that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

Mr Simon To, Chairman of Chi-Med said “We thank Mr Shigeru Endo and Mr Christopher Nash for their invaluable contributions to the Company during their tenure and welcome Mr Carter to the Board whose experience in the global biopharmaceutical industry will be important to the Company.”

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to Chi-Med’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in Chi-Med’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com

David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500